Exhibit (a)(1)(vi)

Dear Employee,

Per your request, enclosed please find the following documents*:

•

The Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, Options, or Cash Payments as filed with the U.S. Securities and Exchange Commission on August 10, 2009, together with all schedules, exhibits and amendments through [DATE OF MAILING]; and

•	A customized Election Form listing details regarding your eligible options, which includes the Agreement to Terms of Election.

As a reminder, our goal with the Stock Option Exchange Program (Program) is to provide a way for employees to realize value from stock option grants that are currently significantly “underwater.”

This Program, which is being offered on a one-time basis and is open only for a limited time, generally allows eligible employees to exchange certain stock option grants for restricted stock units (RSUs) — subject to local country regulations. Unlike stock options, RSUs have value that you can realize regardless of whether eBay Inc.’s stock price increases or decreases in the future. Most eligible employees will receive RSUs in exchange for certain stock option grants. However, in China, Estonia, Germany, Ireland, the Netherlands, South Korea, Switzerland, the U.K. and the U.S., an eligible employee will receive cash payments in exchange for his or her eligible options if that employee would otherwise receive less than 100 RSUs in exchange for all of his or her eligible stock options. In Canada, eligible employees will receive new stock options in exchange for their eligible options.

Learn. Evaluate. Choose.

To participate in the Stock Option Exchange Program, you may either:

•	Visit the Stock Option Exchange Election site at www.eBayStockOptionExchange.com; or

•	Follow the directions on the enclosed Election Form*.

If you choose to participate, you must make your election by 9:00 p.m. PDT on September 11, 2009.

Our company’s success comes from the contributions you make each and every day, and we strive to reward your efforts by enabling you to share in the long-term growth of our company. Again, I encourage you to carefully evaluate our Stock Option Exchange Program and whether it’s right for you.

Sincerely,

Robin Colman

VP, Compensation, Benefits and HR Operations

*Please note that all enclosed information is as of [DATE OF MAILING], and we do not intend, and undertake no duty, to update the enclosed information.